Exhibit 99.1

2016 FOURTH QUARTER AND FULL YEAR RESULTS

CNH Industrial closed full year 2016 with revenues of $24.9 billion, adjusted net income(3) of $482 million, net loss of $249 million, and net industrial debt of $1.6 billion

Financial results presented under U.S. GAAP (1)

●	Operating profit(2)(3) of Industrial Activities was $1,291 million for 2016, with operating margin of 5.5%

●	Adjusted net income(2)(3) was $482 million for 2016, with adjusted diluted EPS(2)(3) of $0.35

●	Net industrial debt(2)(3) was $1.6 billion at December 31, 2016, $1.1 billion lower than September 30, 2016 and flat as compared with December 31, 2015

●	The Board of Directors is recommending a dividend of € 0.11 per common share, or approximately € 150 million (~$160 million)

●

CNH Industrial will take a restructuring charge of approximately $100 million in 2017 as part of its industrial Efficiency Program. The Company expects the program to generate incremental savings of approximately $60 million in 2017 and $80 million on an annualized basis

●

For 2017, CNH Industrial expects net sales of Industrial Activities between $23 billion and $24 billion and adjusted diluted EPS between $0.39 and $0.41. Net industrial debt expected between $1.4 billion and $1.6 billion

Summary of Results ($ million except EPS)
Year Ended December 31,				Three Months Ended December 31,
2016	2015	Change		2016	2015	Change
24,872	25,912	-4.0%	Revenues	6,998	7,144	-2.0%
(249)	248	-497	Net income (loss)	96	231	-135
482	474	8	Adjusted net income	197	262	-65

(0.18)	0.19	-0.37	Basic EPS ($)	0.07	0.17	-0.10
(0.18)	0.19	-0.37	Diluted EPS ($)	0.07	0.17	-0.10
0.35	0.35	-	Adjusted diluted EPS ($)	0.14	0.19	-0.05

London (UK) – (January 31, 2017) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $24,872 million for the full year 2016, down 4.0% compared to 2015. Net sales of Industrial Activities were $23,669 million for the year, down 4.1% compared to 2015. In the fourth quarter of 2016, consolidated revenues were $6,998 million, down 2.0% compared to the fourth quarter of 2015. Net sales of Industrial Activities were $6,682 million for the fourth quarter of 2016, down 2.7% compared to the fourth quarter of 2015. Reported net loss was $249 million for the full year 2016, including the previously announced non-tax deductible charge of $551 million following the finalization of the European Commission settlement, a charge of $60 million ($38 million after-tax) related to the repurchase of portions of Case New Holland Industrial Inc. 7.875% Notes due 2017, an exceptional charge of $34 million due to the re-measurement and impairment of certain assets of our Venezuelan subsidiary, as well as a one-time non-cash tax charge of $59 million related to the corporate reorganization of our Latin American operations, including changes to valuation allowances on deferred tax assets. Adjusted net income was $482 million for the full year, up 1.7% compared to 2015. Reported net income was $96 million in the fourth quarter of 2016, compared to $231 million in the fourth quarter of 2015, with adjusted net income of $197 million for the quarter, compared to $262 million in the fourth quarter of 2015.

(1)

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

(2)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

(3)

Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

CNH Industrial N.V.

Corporate Office:

25 St. James’s Street

London, SW1A 1HA

United Kingdom

2016 FOURTH QUARTER AND FULL YEAR RESULTS

Operating profit of Industrial Activities was $1,291 million for the full year 2016 ($1,432 million in 2015), with an operating margin of 5.5% (5.8% in 2015). In the fourth quarter of 2016, operating profit of Industrial Activities was $412 million, compared to $563 million for the fourth quarter of 2015, with an operating margin of 6.2% (8.2% for the fourth quarter of 2015). “While the Agricultural Equipment market remained at historically low demand levels in 2016, our margin performance was in line with our expectations and we made significant progress on further reducing channel inventory,” said Richard Tobin, Chief Executive Officer of CNH Industrial. “The Commercial Vehicles segment continues to improve in profitability and market share in the EMEA region. While the LATAM market was generally challenging for all segments, we are starting to see signs of recovery there, especially in the Agricultural Equipment segment with shipments up 30% in the fourth quarter of 2016 compared to the fourth quarter of 2015. In addition to solid operating execution, we were able to significantly over-achieve on our net industrial debt target for the year and to reduce our future interest costs through two capital markets transactions, both of which further our efforts to achieve an investment grade credit rating.”

Full year 2016 income taxes amounted to $298 million ($360 million in 2015). Adjusted income taxes(1)(2) for full year 2016 amounted to $265 million ($368 million in 2015). The adjusted effective tax rate (adjusted ETR)(1)(2) was 39%, an improvement of 7 p.p. from prior year adjusted ETR.

Net industrial debt was $1.6 billion at December 31, 2016, $1.1 billion lower than September 30, 2016 and in line with December 31, 2015, as the net industrial cash flow generated during the year offset the impact of the European Commission settlement payment, the $0.2 billion in dividends paid and negative foreign exchange translation impacts. Total debt of $25.3 billion at December 31, 2016, was down $1.0 billion compared with December 31, 2015. As of December 31, 2016, available liquidity(1)(2) was $8.7 billion, down $0.6 billion compared with December 31, 2015.

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

(2)

Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

2016 FOURTH QUARTER AND FULL YEAR RESULTS

Segment Results

CNH INDUSTRIAL
Revenues by Segment ($ million)
Year Ended December 31,					Three Months Ended December 31,
2016	2015	% change	% change excl. FX(1)		2016	2015	% change	% change excl. FX(1)
10,120	11,025	-8.2	-7.2	Agricultural Equipment	2,829	2,982	-5.1	-5.8
2,304	2,542	-9.4	-8.6	Construction Equipment	578	609	-5.1	-5.9
9,553	9,542	0.1	1.8	Commercial Vehicles	2,799	2,846	-1.7	-0.2
3,707	3,560	4.1	4.9	Powertrain	952	912	4.4	5.8
(2,015)	(1,992)	-	-	Eliminations and other	(476)	(480)	-	-
23,669	24,677	-4.1	-2.9	Total Industrial Activities	6,682	6,869	-2.7	-2.4
1,570	1,603	-2.1	-1.0	Financial Services	397	377	5.3	2.8
(367)	(368)	-	-	Eliminations and other	(81)	(102)	-	-
24,872	25,912	-4.0	-2.8	Total	6,998	7,144	-2.0	-1.8

(1)   “Change excl. FX” or “constant currency” is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL
Operating Profit (loss)(1) by Segment ($ million)
Year Ended December 31,						Three Months Ended December 31,
2016 Profit	2015 Profit	$ change	2016 Margin	2015 Margin		2016 Profit	2015 Profit	$ change	2016 Margin	2015 Margin
818	952	-134	8.1%	8.6%	Agricultural Equipment	272	348	-76	9.6%	11.7%
2	90	-88	0.1%	3.5%	Construction Equipment	(30)	18	-48	(5.2)%	3.0%
333	283	50	3.5%	3.0%	Commercial Vehicles	131	155	-24	4.7%	5.4%
232	186	46	6.3%	5.2%	Powertrain	61	62	-1	6.4%	6.8%
(94)	(79)	-15	-	-	Eliminations and other	(22)	(20)	-2	-	-
1,291	1,432	-141	5.5%	5.8%	Total Industrial Activities	412	563	-151	6.2%	8.2%
478	515	-37	30.4%	32.1%	Financial Services	115	118	-3	29.0%	31.3%
(330)	(312)	-18	-	-	Eliminations and other	(86)	(85)	-1	-	-
1,439	1,635	-196	5.8%	6.3%	Total	441	596	-155	6.3%	8.3%

(1)   Operating profit of Industrial Activities (a non-GAAP financial measure) is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating profit of Financial Services (a non-GAAP financial measure) is defined as revenues less selling, general and administrative expenses, interest expense and certain other operating expenses.

Agricultural Equipment’s net sales decreased 8.2% for the full year 2016 compared to 2015 (down 7.2% on a constant currency basis), primarily as a result of unfavorable industry volume and product mix in the row crop sector in NAFTA, and in the small grain sector in EMEA. Net sales increased in LATAM, mainly due to improvement in the Brazilian market and the positive impact of currency translation, and were flat in APAC. In the fourth quarter of 2016, Agricultural Equipment’s net sales decreased 5.1% compared to the fourth quarter of 2015 (down 5.8% on a constant currency basis).

Full year 2016 operating profit was $818 million, a $134 million decrease compared to 2015, mainly due to lower volume and unfavorable product mix in NAFTA and EMEA, partially offset by favorable price realization and cost containment actions, including lower material cost. Operating margin was 8.1% (down 0.5 p.p. compared to 2015). In the fourth quarter of 2016, operating profit was $272 million ($348 million in the fourth quarter of 2015). Operating margin decreased 2.1 p.p. to 9.6%.

2016 FOURTH QUARTER AND FULL YEAR RESULTS

Construction Equipment’s net sales decreased 9.4% for the full year 2016 compared to 2015 (down 8.6% on a constant currency basis), due to unfavorable industry volume and product mix in NAFTA and LATAM and negative price realization. In the fourth quarter of 2016, net sales decreased 5.1% compared to the fourth quarter of 2015 (down 5.9% on a constant currency basis).

Full year 2016 operating profit was $2 million compared to $90 million in 2015. The decrease was due to lower volume and unfavorable product mix, particularly in the heavy product range in NAFTA and in LATAM, and negative price realization, partially offset by cost containment actions. In the fourth quarter of 2016, operating loss was $30 million compared to $18 million operating profit in the fourth quarter of 2015, as a result of lower industry volume, a significant reduction in manufacturing volume to reduce inventories to anticipate new product launches, negative price realization and an unfavorable foreign exchange impact on product cost, partially offset by cost containment actions.

Commercial Vehicles’ net sales were flat for the full year 2016 compared to 2015 (up 1.8% on a constant currency basis), primarily as result of increased truck volume and favorable pricing in EMEA, offset by lower volume in the specialty vehicles business and the negative impact of currency translation. In LATAM, net sales decreased due to lower industry volume in Brazil and Argentina. In the fourth quarter of 2016, net sales decreased 1.7% compared to the fourth quarter of 2015 (flat on a constant currency basis) due to lower volume in buses and specialty vehicles in EMEA, and the negative impact of currency translation. Net sales were flat in LATAM, while increasing in APAC, mainly for truck.

Full year 2016 operating profit was $333 million, a $50 million increase compared to 2015, despite a significant reduction in contract deliveries in our defence business and the scaling down of our business activities in Venezuela. The increase on a full year basis was due to positive price realization, lower material cost, improved product quality and manufacturing efficiencies in the EMEA region, partially offset by the impact of difficult market demand conditions in LATAM. Full year operating margin was 3.5% (up 0.5 p.p. compared to 2015). In the fourth quarter of 2016, operating profit was $131 million ($155 million in the fourth quarter of 2015), with an operating margin of 4.7% (down 0.7 p.p. compared to the fourth quarter of 2015). The decrease was primarily due to unfavorable volume and mix in Argentina as a result of transitional Euro III emissions deliveries last year, and negative currency transaction impacts in certain markets, partially offset by manufacturing efficiencies and material cost reductions primarily in EMEA.

Powertrain’s net sales increased 4.1% for the full year 2016 compared to 2015 (up 4.9% on a constant currency basis), primarily due to higher volume to third parties. Sales to external customers accounted for 47% of total net sales (46% in 2015). Net sales increased 4.4% for the fourth quarter of 2016 compared to the fourth quarter of 2015 (up 5.8% on a constant currency basis) due to positive volume and mix.

Full year 2016 operating profit was $232 million, a 25% increase compared to 2015 mainly due to higher volume and manufacturing and purchasing efficiencies. Operating margin increased 1.1 p.p. to 6.3%. In the fourth quarter of 2016, operating profit was $61 million, flat compared to the fourth quarter of 2015. Operating margin was 6.4% (down 0.4 p.p. compared to the fourth quarter of 2015 largely as a result of a less favorable mix of intercompany shipments).

2016 FOURTH QUARTER AND FULL YEAR RESULTS

Financial Services’ revenues decreased 2.1% for the full year 2016 compared to 2015 (down 1.0% on a constant currency basis), primarily due to a lower average portfolio and the negative impact of currency translation. In the fourth quarter of 2016, net revenues totaled $397 million, a 5.3% increase compared to the fourth quarter of 2015 (up 2.8% on a constant currency basis), due to better interest yields and favorable currency translation.

In 2016, retail loan originations (including unconsolidated joint ventures) were $9.0 billion, down $0.4 billion compared to 2015, primarily due to the decline in Agricultural Equipment sales. The managed portfolio (including unconsolidated joint ventures) of $24.8 billion as of December 31, 2016 (of which retail was 64% and wholesale 36%) was up $0.1 billion compared to December 31, 2015. Excluding the impact of currency translation, the managed portfolio was down $0.1 billion compared to 2015.

Full year 2016 net income was $334 million, a decrease of $34 million compared to 2015 primarily due to reduced interest spreads, the lower average portfolio and currency translation. In the fourth quarter of 2016, net income was $83 million, a decrease of $8 million compared to the fourth quarter of 2015.

Dividends

The Board of Directors of CNH Industrial N.V. intends to recommend to the Company’s shareholders at the Annual General Meeting a dividend of €0.11 per common share, totaling approximately €150 million (~$160 million). Subject to the AGM’s approval (expected on April 14, 2017), the ex-dividend date would be set at April 24, 2017.

2017 Outlook

In an effort to drive incremental structural improvements to its cost base, the Company intends to undertake several restructuring actions during 2017 as part of its Efficiency Program. The estimated 2017 expense of approximately $100 million will result in incremental savings of approximately $60 million in 2017, included in the adjusted diluted EPS guidance below, and $80 million on an annualized basis.

CNH Industrial is setting its 2017 guidance(1) as follows:

•	Net sales of Industrial Activities between $23 billion and $24 billion;

•	Adjusted diluted EPS(2) between $0.39 and $0.41;

•	Net industrial debt at the end of 2017 between $1.4 billion and $1.6 billion.

(1)	At the exchange rate of 1.05 EUR/USD.

(2)

Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

2016 FOURTH QUARTER AND FULL YEAR RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Additional Information

Today, at 4:30 p.m. CET / 3:30 p.m. GMT / 10:30 a.m. EST, management will hold a conference call to present 2016 fourth quarter and full year results to financial analysts and institutional investors. The call can be followed live online at: http://bit.ly/CNH_Industrial_2016 and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its results and allow management and investors to assess CNH Industrial’s operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and should not be considered as substitutes for measures of financial performance and financial position prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

•

Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating Profit of Financial Services is defined as revenues less selling, general and administrative expenses, interest expense and certain other operating expenses.

•

Trading Profit under EU-IFRS: Trading Profit is derived from financial information prepared in accordance with EU-IFRS and is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling interests.

•

Operating Profit under EU-IFRS: Operating Profit under EU-IFRS is computed starting from Trading Profit under EU-IFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

•

Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and exceptional items, after tax. In particular, exceptional items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•

Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive.

2016 FOURTH QUARTER AND FULL YEAR RESULTS

•	Adjusted income taxes: is defined as income taxes less the tax effect of restructuring expenses and exceptional items and exceptional tax charges.

•

Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and exceptional items.

•

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

•

Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the recently settled EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the evolution of our contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of Brexit, political evolutions in Turkey, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F

2016 FOURTH QUARTER AND FULL YEAR RESULTS

for the year ended December 31, 2015, prepared in accordance with U.S. GAAP, the Company’s subsequently filed reports on Form 6-K, in the Company’s EU Annual Report at December 31, 2015, prepared in accordance with EU-IFRS, 2016 Semi-Annual Report prepared in accordance with EU-IFRS and Interim Report for the period ended September 30, 2016, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. We undertake no obligation to update or revise publicly our outlook or forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries	Investor Relations

United Kingdom	United Kingdom

Richard Gadeselli	Federico Donati
Tel: +44 207 7660 346	Tel: +44 207 7660 386 United States

Laura Overall	Noah Weiss
Tel: +44 207 7660 338	Tel: +1 630 887 3745

e-mail: mediarelations@cnhind.com www.cnhindustrial.com

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three Months And The Years Ended December 31, 2016 and 2015

(Unaudited)

(U.S. GAAP)

	Three Months Ended December 31,		Years Ended December 31,
($ million)	2016	2015	2016	2015
Revenues
Net sales	6,682	6,869	23,669	24,677
Finance and interest income	316	275	1,203	1,235
TOTAL REVENUES	6,998	7,144	24,872	25,912
Costs and Expenses
Cost of goods sold	5,525	5,586	19,539	20,357
Selling, general and administrative expenses	575	559	2,262	2,317
Research and development expenses	241	234	860	856
Restructuring expenses	13	32	44	84
Interest expense(1)	285	282	1,028	1,106
Other, net(2)	197	127	1,148	625
TOTAL COSTS AND EXPENSES	6,836	6,820	24,881	25,345
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	162	324	(9)	567
Income taxes(3)	119	101	298	360
Equity in income of unconsolidated subsidiaries and affiliates(4)	53	8	58	41
NET INCOME (LOSS)	96	231	(249)	248
Net income (loss) attributable to noncontrolling interests	1	-	3	(5)
NET INCOME (LOSS) ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	95	231	(252)	253

(in $)
Earnings (loss) per share attributable to common shareholders
Basic	0.07	0.17	(0.18)	0.19
Diluted	0.07	0.17	(0.18)	0.19

Cash dividends declared per common share	-	-	0.148	0.214

Notes:

(1)

In the three months and year ended December 31, 2016, Interest expense includes the charge of $22 million and $60 million, respectively, related to the repurchase of portions of the Case New Holland Industrial Inc. 7.875% Notes due 2017.

(2)

In the three months ended December 31, 2016, Other, net includes the exceptional charge of $34 million due to the re-measurement and impairment of certain assets in our Venezuelan subsidiary. In the year ended December 31, 2016, Other, net also includes the exceptional charge of $551 million following the European Commission settlement. In the year ended December 31, 2015, Other, net included the exceptional charge of $150 million related to the re-measurement of the net monetary assets of the Venezuelan subsidiary.

(3)

In the three months and year ended December 31, 2016, Income taxes includes a non-cash tax charge of $59 million accounted for in connection with the reorganization of Latin American operations, intended to simplify corporate structure and promote operational efficiencies, and including changes in valuation allowances recorded against deferred tax assets in the region.

(4)

In the three months and year ended December 31, 2016, Equity in income of unconsolidated subsidiaries and affiliates includes a net positive impact of $19 million and a net negative impact of $9 million, respectively, due to the restructuring of our joint ventures in China.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of December 31, 2016 and 2015

(Unaudited)

(U.S. GAAP)

($ million)	December 31, 2016	December 31, 2015(1)
Cash and cash equivalents	5,017	5,384
Restricted cash	837	927
Financing receivables, net	18,662	19,001
Inventories, net	5,609	5,690
Property, plant and equipment, net and Equipment under operating leases	8,304	8,316
Intangible assets, net	3,236	3,257
Other receivables and assets	3,882	4,102
TOTAL ASSETS	45,547	46,677
Debt	25,276	26,301
Other payables and liabilities	15,799	15,515
Total liabilities	41,075	41,816
Redeemable noncontrolling interest	21	18
Equity attributable to CNH Industrial N.V.	4,444	4,802
Noncontrolling interests	7	41
Equity	4,451	4,843
TOTAL EQUITY AND LIABILITIES	45,547	46,677

Notes:

(1)	Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Years Ended December 31, 2016 and 2015

(Unaudited)

(U.S. GAAP)

($ million)	2016	2015
Net income (loss)	(249)	248
Adjustments to reconcile net income (loss) to net cash provided by operating activities	2,357	2,538
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,108	2,786
NET CASH USED IN INVESTING ACTIVITIES	(921)	(948)
NET CASH USED IN FINANCING ACTIVITIES	(1,538)	(919)
Effect of foreign exchange rate changes on cash and cash equivalents	(16)	(698)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(367)	221
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,384	5,163
CASH AND CASH EQUIVALENTS, END OF YEAR	5,017	5,384

CNH INDUSTRIAL N.V.

Supplemental Condensed Statements of Operations

For The Three Months and The Years Ended December 31, 2016 and 2015

(Unaudited)

(U.S. GAAP)

	Industrial Activities				Financial Services
($ million)	Three Months Ended December 31,		Years Ended December 31,		Three Months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015	2016	2015	2016	2015
Revenues
Net sales	6,682	6,869	23,669	24,677	-	-	-	-
Finance and interest income	50	39	153	201	397	377	1,570	1,603
TOTAL REVENUES	6,732	6,908	23,822	24,878	397	377	1,570	1,603
Costs and Expenses
Cost of goods sold	5,525	5,586	19,539	20,357	-	-	-	-
Selling, general and administrative expenses	504	486	1,979	2,032	71	73	283	285
Research and development expenses	241	234	860	856	-	-	-	-
Restructuring expenses	13	31	43	82	-	1	1	2
Interest expense	200	177	694	678	131	128	521	576
Interest compensation to Financial Services	87	85	332	314	-	-	-	-
Other, net	114	99	855	497	81	61	294	235
TOTAL COSTS AND EXPENSES	6,684	6,698	24,302	24,816	283	263	1,099	1,098
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	48	210	(480)	62	114	114	471	505
Income taxes	83	72	137	202	36	29	161	158
Equity in income of unconsolidated subsidiaries and affiliates	48	2	34	20	5	6	24	21
Results from intersegment investments	83	91	334	368	-	-	-	-
NET INCOME (LOSS)	96	231	(249)	248	83	91	334	368

These Supplemental Condensed Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Condensed Balance Sheets

As of December 31, 2015 and 2016

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	December 31, 2016	December 31, 2015(1)	December 31, 2016	December 31, 2015(1)
Cash and cash equivalents	4,649	4,551	368	833
Restricted cash	-	15	837	912
Financing receivables, net	1,592	2,162	19,546	19,974
Inventories, net	5,396	5,513	213	177
Property, plant and equipment, net and Equipment under operating leases	6,412	6,489	1,892	1,827
Intangible assets, net	3,068	3,088	168	169
Other receivables and assets	6,145	5,964	789	847
TOTAL ASSETS	27,262	27,782	23,813	24,739
Debt	7,691	8,260	20,061	21,176
Other payables and liabilities	15,099	14,661	1,200	1,108
Total Liabilities	22,790	22,921	21,261	22,284
Redeemable noncontrolling interest	21	18	-	-
Equity	4,451	4,843	2,552	2,455
TOTAL EQUITY AND LIABILITIES	27,262	27,782	23,813	24,739

Notes:

(1)	Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016.

These Supplemental Condensed Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Condensed Statements of Cash Flows

For The Years Ended December 31, 2016 and 2015

(Unaudited)

(U.S. GAAP)

	Industrial Activities			Financial Services
($ million)	Years Ended December 31,			Years Ended December 31,
	2016		2015	2016	2015
Net income (loss)	(249)		248	334	368
Adjustments to reconcile net income (loss) to net cash provided by operating activities	1,968		1,848	396	528
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,719	(1)	2,096	730	896
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(759)		954	(267)	(1,944)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(815)		(2,056)	(959)	973
Effect of foreign exchange rate changes on cash and cash equivalents	(47)		(565)	31	(133)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	98		429	(465)	(208)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,551		4,122	833	1,041
CASH AND CASH EQUIVALENTS, END OF YEAR	4,649		4,551	368	833

Notes:

(1)	This amount includes the exceptional charge of $551 million following the European Commission settlement.

These Supplemental Condensed Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL Reconciliation of Operating Profit (loss) to Net Income (loss) under U.S. GAAP ($ million)

Year Ended December 31,			Three Months Ended December 31,
2016	2015		2016	2015
1,439	1,635	Total Operating Profit	441	596
44	84	Restructuring expenses	13	32
543	479	Interest expenses of Industrial Activities, net of interest income and eliminations(1)	151	138
(861)	(505)	Other, net(2)	(115)	(102)
(9)	567	Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	162	324
298	360	Income taxes(3)	119	101
58	41	Equity in income of unconsolidated subsidiaries and affiliates(4)	53	8
(249)	248	Net income (loss)	96	231

(1)   In the three months and year ended December 31, 2016, Interest expense includes the charge of $22 million and $60 million, respectively, related to the repurchase of portions of the Case New Holland Industrial Inc. 7.875% Notes due 2017.

(2)   In the three months ended December 31, 2016, Other, net includes the exceptional charge of $34 million due to the re-measurement and impairment of certain assets in our Venezuelan subsidiary. In the year ended December 31, 2016, Other, net also includes the exceptional charge of $551 million following the European Commission settlement. In the year ended December 31, 2015, Other, net included the exceptional charge of $150 million related to the re-measurement of the net monetary assets of the Venezuelan subsidiary.

(3)   In the three months and year ended December 31, 2016, Income taxes includes a non-cash tax charge of $59 million accounted for in connection with the reorganization of Latin American operations, intended to simplify corporate structure and promote operational efficiencies, and including changes in valuation allowances recorded against deferred tax assets in the region.

(4)   In the three months and year ended December 31, 2016, Equity in income of unconsolidated subsidiaries and affiliates includes a net positive impact of $19 million and a net negative impact of $9 million, respectively, due to the restructuring of our joint ventures in China.

CNH INDUSTRIAL Reconciliation of Total Debt to Net debt under U.S. GAAP ($ million)

		Consolidated	Industrial Activities		Financial Activities
	December 31, 2016	December 31, 2015(1)	December 31, 2016	December 31, 2015(1)	December 31, 2016	December 31, 2015(1)
Third party debt	25,276	26,301	6,694	7,214	18,582	19,087
Intersegment notes payable	-	-	997	1,046	1,479	2,089
Total Debt(2)	25,276	26,301	7,691	8,260	20,061	21,176
Less: Cash and cash equivalents	5,017	5,384	4,649	4,551	368	833
Restricted cash	837	927	-	15	837	912
Intersegment notes receivable	-	-	1,479	2,089	997	1,046
Derivatives hedging debt	2	27	2	27	-	-
Net debt (cash)(3)	19,420	19,963	1,561	1,578	17,859	18,385

(1)   Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016. The impact was $87 million on consolidated Net debt, of which $44 million related to Industrial Activities and $43 million related to Financial Services.

(2)   Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $997 million and $1,046 million as of December 31, 2016 and 2015, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,479 million and $2,089 million as of December 31, 2016 and 2015, respectively.

(3)   The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $482 million and $1,043 million as of December 31, 2016 and December 31, 2015, respectively.

CNH INDUSTRIAL Reconciliation of Cash and cash equivalents to Available liquidity under U.S. GAAP ($ million)

	December 31, 2016	December 31, 2015
Cash and cash equivalents	5,017	5,384
Restricted cash	837	927
Undrawn committed facilities	2,890	2,995
Available liquidity	8,744	9,306

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL
Change in Net Industrial Debt under U.S. GAAP ($ million)
Year Ended December 31,				Three Months Ended December 31,
2016		2015(1)		2016	2015(1)
(1,578)	(1)	(2,628)	Net industrial (debt)/cash at beginning of period	(2,673)	(3,389)
(249)		248	Net income (loss)	96	231
551		-	Add back European Commission settlement(2)	-	-
60		-	Add back cost of repurchase of 2017 notes(2)	22	-
710		694	Amortization and depreciation(3)	177	182
194		124	Changes in provisions and similar(4)	91	83
330		468	Change in working capital	1,319	1,554
(501)		(653)	Investments in property, plant and equipment, and intangible assets(3)	(211)	(279)
(50)		(123)	Other changes	50	(18)
1,045		758	Net industrial cash flow	1,544	1,753
(221)		(274)	Dividends and capital increases, net (5)	(2)	3
(807)		566	Currency translation differences and other(6)	(430)	55
17		1,050	Change in Net industrial debt	1,112	1,811
(1,561)		(1,578)	Net industrial (debt)/cash at end of period	(1,561)	(1,578)

(1)   Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016.

(2)   Add back items to be excluded from the calculation of net industrial cash flow.

(3)   Excluding assets sold under buy-back commitments and assets under operating leases.

(4)   This item also includes changes in items related to assets sold under buy-back commitments, and assets under operating leases. In the three months ended December 31, 2016, this item excludes the funds utilization due to the payment of the $551 million following European Commission settlement.

(5)   This item also includes share buy-back transactions.

(6)   In the three months and year ended December 31, 2016, this item includes the charge of $22 million and $60 million, respectively, related to the repurchase of portions of the Case New Holland Industrial Inc. 7.875% Notes due 2017, as well as the payment of the European Commission settlement.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Adjusted net income and Adjusted income taxes to the most comparable GAAP financial measure and determination of Adjusted diluted EPS and Adjusted ETR under U.S.GAAP

($ million, except per share data)

Year Ended December 31,			Three Months Ended December 31,
2016	2015		2016	2015
(249)	248	Net income (loss)	96	231
689	234	Adjustments impacting Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates (a)	69	32
33	(8)	Adjustments impacting Income taxes (b)	51	(1)
9	-	Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates (c)	(19)	-
482	474	Adjusted net income	197	262
478	476	Adjusted net income attributable to CNH Industrial N.V.	195	262
1,364	1,363	Weighted average shares outstanding – diluted (million)	1,364	1,364
0.35	0.35	Adjusted diluted EPS ($)	0.14	0.19

(9)	567	Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	162	324
689	234	Adjustments impacting Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	69	32
680	801	Adjusted income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates (A)	231	356

298	360	Income taxes	119	101
(33)	8	Less: Adjustments impacting Income taxes (b)	(51)	1
265	368	Adjusted income taxes (B)	68	102

39%	46%	Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	29%	29%

a) Adjustments impacting Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates
44	84	Restructuring expenses	13	32
34	150	Venezuelan re-measurement and impairment	34	-
551	-	European Commission settlement	-	-
60	-	Cost of repurchase of 2017 notes	22	-
689	234	Total	69	32
b) Adjustments impacting Income taxes
(26)	(8)	Tax effect of adjustments impacting Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(8)	(1)
59	-	Tax charge on LATAM corporate reorganization(1)	59	-
33	(8)	Total	51	(1)
c) Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates
9	-	Chinese JVs restructuring	(19)	-
9	-	Total	(19)	-

(1)   Non-cash tax charge accounted for in connection with the reorganization of Latin American operations, intended to simplify corporate structure and promote operational efficiencies, and including changes in valuation allowances recorded against deferred tax assets in the region.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL
Revenues by Segment under EU-IFRS ($ million)
Year Ended December 31,				Three Months Ended December 31,
2016	2015	% change		2016	2015	% change
10,120	11,025	-8.2	Agricultural Equipment	2,829	2,982	-5.1
2,304	2,542	-9.4	Construction Equipment	578	609	-5.1
9,748	9,759	-0.1	Commercial Vehicles	2,852	2,899	-1.6
3,713	3,569	4.0	Powertrain	953	913	4.4
(2,015)	(1,992)	-	Eliminations and other	(476)	(480)	-
23,870	24,903	-4.1	Total of Industrial Activities	6,736	6,923	-2.7
1,924	1,932	-0.4	Financial Services	512	482	6.2
(466)	(457)	-	Eliminations and other	(117)	(122)	-
25,328	26,378	-4.0	Total	7,131	7,283	-2.1

CNH INDUSTRIAL
Trading profit/(loss)(1) by Segment under EU-IFRS ($ million)
Year Ended December 31,				Three Months Ended December 31,
2016	2015	Change		2016	2015	Change
523	702	-179	Agricultural Equipment	201	268	-67
(86)	25	-111	Construction Equipment	(60)	(13)	-47
214	211	3	Commercial Vehicles	84	132	-48
219	178	41	Powertrain	64	73	-9
(94)	(80)	-14	Eliminations and other	(20)	(23)	3
776	1,036	-260	Total of Industrial Activities	269	437	-168
472	507	-35	Financial Services	113	115	-2
-	-	-	Eliminations and other	-	-	-
1,248	1,543	-295	Total	382	552	-170
(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL
Key Balance Sheet data under EU-IFRS ($ million)
	December 31, 2016	December 31, 2015
Total Assets	47,834	49,117
Total Equity	6,634	7,217
Equity attributable to CNH Industrial N.V.	6,623	7,170
Net debt(1)	19,734	19,951
Of which Net industrial debt(1)	1,822	1,570
	(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL Net income reconciliation U.S. GAAP to EU-IFRS ($ million)

Year Ended December 31,			Three Months Ended December 31,
2016	2015		2016	2015
(249)	248	Net income (loss) in accordance with U.S. GAAP	96	231
		Adjustments to conform with EU-IFRS:
(126)	(28)	Development costs	(35)	(30)
8	8	Goodwill and other intangible assets	2	2
63	47	Defined benefit plans	15	14
1	5	Restructuring provisions	1	1
(23)	19	Other adjustments	(13)	8
48	1	Tax effect of adjustments	30	13
(93)	(66)	Deferred tax assets and tax contingencies recognition	(70)	(100)
(122)	(14)	Total adjustments	(70)	(92)
(371)	234	Profit (loss) in accordance with EU-IFRS	26	139

CNH INDUSTRIAL Total Equity reconciliation U.S. GAAP to EU-IFRS ($ million)

	December 31, 2016	December 31, 2015
Total Equity under U.S. GAAP	4,451	4,843
Adjustments to conform with EU-IFRS:
Development costs	2,374	2,536
Goodwill and other intangible assets	(106)	(113)
Defined benefit plans	-	-
Restructuring provisions	(4)	(5)
Other adjustments	(11)	2
Tax effect of adjustments	(655)	(729)
Deferred tax assets and tax contingencies recognition	585	683
Total adjustments	2,183	2,374
Total Equity under EU-IFRS	6,634	7,217

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Average 2016	At December 31, 2016	Average 2015	At December 31, 2015
Euro	0.903	0.949	0.901	0.919
Pound sterling	0.740	0.812	0.654	0.674
Swiss franc	0.985	1.019	0.962	0.995
Polish zloty	3.941	4.184	3.771	3.917
Brazilian real	3.485	3.254	3.335	3.960
Canadian dollar	1.324	1.346	1.278	1.388
Argentine peso	14.750	15.850	9.258	12.984
Turkish lira	3.020	3.517	2.726	2.918

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement

For The Three Months And The Years Ended December 31, 2016 and 2015

(Unaudited)

(EU-IFRS)

	Three Months Ended December 31,		Years Ended December 31,
($ million)	2016	2015	2016	2015
Net revenues	7,131	7,283	25,328	26,378
Cost of sales	5,900	5,919	20,866	21,659
Selling, general and administrative costs	541	522	2,129	2,188
Research and development costs	292	267	1,017	905
Other income/(expenses)	(16)	(23)	(68)	(83)
TRADING PROFIT/(LOSS)	382	552	1,248	1,543
Gains/(losses) on the disposal of investments	1	-	1	-
Restructuring costs	12	31	43	79
Other unusual income/(expenses)(1)	(8)	(7)	(568)	(48)
OPERATING PROFIT/(LOSS)	363	514	638	1,416
Financial income/(expenses)(2)	(230)	(197)	(713)	(805)
Result from investments(3):	52	10	47	48
Share of the profit/(loss) of investees accounted for using the equity method	58	10	53	50
Other income/(expenses) from investments	(6)	-	(6)	(2)
PROFIT/(LOSS) BEFORE TAXES	185	327	(28)	659
Income taxes(4)	159	188	343	425
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	26	139	(371)	234
PROFIT/(LOSS)	26	139	(371)	234

PROFIT/(LOSS) ATTRIBUTABLE TO:
Owners of the parent	26	138	(373)	236
Non-controlling interests	-	1	2	(2)

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.02	0.10	(0.27)	0.17
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.02	0.10	(0.27)	0.17

Notes:

(1)	In the year ended December 31, 2016, Other unusual income/(expenses) includes the exceptional charge of $551 million following the European Commission settlement.
(2)

In the three months and year ended December 31, 2016, Financial income/(expenses) includes the charge of $22 million and $60 million, respectively, related to the repurchase of portions of the Case New Holland Industrial Inc. 7.875% Notes due 2017, as well as the exceptional charge of $34 million due to the re-measurement and impairment of certain assets in our Venezuelan subsidiary. In the year ended December 31, 2015, Financial income/(expenses) included the exceptional charge of $150 million related to the re-measurement of the net monetary assets of the Venezuelan subsidiary.

(3)

In the three months and year ended December 31, 2016, Result from investments includes a net positive impact of $15 million and a net negative impact of $27 million, respectively, due to the restructuring of our joint ventures in China.

(4)

In the three months and year ended December 31, 2016, Income taxes includes non-cash tax charge of $74 million accounted for in connection with the reorganization of Latin American operations, intended to simplify corporate structure and promote operational efficiencies, and including changes in valuation allowances recorded against deferred tax assets in the region.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of December 31, 2016 and 2015

(Unaudited)

(EU-IFRS)

($ million)	December 31, 2016	December 31, 2015
ASSETS
Intangible assets	5,504	5,680
Property, plant and equipment and Leased assets	8,185	8,206
Inventories	5,732	5,800
Receivables from financing activities	18,662	19,001
Cash and cash equivalents	5,854	6,311
Other receivables and assets	3,897	4,119
TOTAL ASSETS	47,834	49,117
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	6,623	7,170
Non-controlling interests	11	47
Total Equity	6,634	7,217
Debt	25,434	26,458
Other payables and liabilities	15,766	15,442
Total Liabilities	41,200	41,900
TOTAL EQUITY AND LIABILITIES	47,834	49,117

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Years Ended December 31, 2016 and 2015

(Unaudited)

(EU-IFRS)

($ million)	2016	2015
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,311	6,141
Profit/(loss)	(371)	234
Adjustments to reconcile profit/(loss) to cash flows from/(used in) operating activities	1,738	1,996
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES	1,367	2,230
CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES	(453)	(320)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	(1,340)	(1,007)
Translation exchange differences	(31)	(733)
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(457)	170
CASH AND CASH EQUIVALENTS AT END OF YEAR	5,854	6,311